SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MRC Global Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

55345K103

(CUSIP Number)

November 25, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55345K103	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Lafayette Street Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,032,018
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,032,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3.0%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 55345K103	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Lafayette Street Fund II Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,032,018
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,032,018
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3.0%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 55345K103	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Select Equity Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,918,935
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,918,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,918,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 55345K103	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS George S. Loening
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,918,935
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,918,935
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,918,935
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.75%
12	TYPE OF REPORTING PERSON IN/HC

Item 1(a)	Name of Issuer:
MRC Global Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
2 Houston Center, 909 Fannin, Suite 3100
Houston, Texas 77010

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Lafayette Street Fund II, L.P., a Delaware limited partnership (“Lafayette Street II”), Lafayette Street Fund II Holdings, LLC, a Delaware limited liability company (“Lafayette Street Holding II”), Select Equity Group, L.P., a Delaware limited partnership (“Select LP”) and George S. Loening (“Loening”), who is the majority owner of Select LP and managing member of its general partner.  Lafayette Street, Lafayette Street Holding, Lafayette Street II, Lafayette Street Holding II, Select LP and Loening are sometimes collectively referred to herein as the “Select Reporting Persons.”

Item 2(b)	Address of Principal Business Office:
The business address of each of the Select Reporting Persons is:
380 Lafayette Street, 6th Floor
New York, New York 10003
Item 2(c)	Citizenship:
George S. Loening is a United States citizen.
Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
55345K103

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

(a) [ ] Broker or dealer registered under Section 15 of the Act;
(b) [ ] Bank as defined in Section 3(a)(6) of the Act;
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Select Reporting Person and is incorporated herein by reference for each such Select Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof a reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Lafayette Street Fund II, L.P. and Lafayette Fund II Holdings, LLC have ceased to be beneficial owners of more than 5 percent of the common stock of the Issuer.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
N/A

Item 8	Identification and Classification of Members of the Group:
N/A

Item 9	Notice of Dissolution of Group:
N/A

Item 10	Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

LAFAYETTE STREET FUND II, L.P.

By: Lafayette Street Fund II Holdings, LLC, its General Partner

By: /s/ George S. Loening
Name: George S. Loening
Title: Manager

LAFAYETTE STREET FUND II HOLDINGS, LLC

By: /s/ George S. Loening
Name: George S. Loening
Title: Manager

SELECT EQUITY GROUP, L.P.

By: Select Equity GP, LLC, its General Partner

By: /s/ George S. Loening
Name: George S. Loening
Title: Manager member

/s/ George S. Loening
George S. Loening, an individual

Dated:  December 4, 2015